Exhibit 99.1

Cash Store Financial releases third quarter results

EDMONTON, July 27, 2011 /CNW/ - The Cash Store Financial Services Inc. (Cash Store Financial) (TSX: CSF; NYSE: CSFS) today announced results for the three and nine months ended June 30, 2011. The following financial results are expressed in Canadian dollars.

Highlights for the three months ended June 30, 2011

•	Quarterly revenue of $49.7 million, up 5.1% from $47.3 million for the same period last year.
•	Loan fees of $33.9 million, or 68.2% of total revenue, down 3.7% from $35.2 million or 74.4% of total revenue for the same period last year.
•	Other revenue of $15.8 million, or 31.8% of total revenue, up 29.5% from $12.2 million or 25.8% of total revenue in the same period last year.
•	Loan volumes of $204.6 million, down 0.5% from $205.7 million for the same period last year.
•	Branch operating income of $14.7 million, down 12.4% from $16.8 million for the same period last year.
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Diluted earnings per share before class action settlement costs and related taxes were $0.19 from $0.31 in the same quarter last year.  Including these charges, diluted earnings per share $0.07 per share compared to $0.31 per share in the same period last year.

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Our effective tax rate was 46.9% in the three months ended June 30, 2011, compared to 32.8% for the same period last year. The effective tax rate is higher than the statutory tax rate of 28.6% due to a provision for certain prior year income matters.

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Net income before class action settlement costs and related taxes was $3.4 million from $5.5 million for the same quarter last year. Including these charges, net income was $1.2 million compared to $5.5 million in the same period last year.

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EBITDA before class action settlement costs was $7.8 million compared to $10.4 million for the same quarter last year.  Including these charges, EBITDA of $4.6 million compared to $10.3 million for the same period last year.

•	Same branch revenues for the 484 locations open since April 1, 2010 decreased 4.1% to $90,600 from $94,400 for the same quarter last year.
•	Branch count was 582, up three net new branches (including two in the UK) from 579 at March 31, 2011.

Highlights for the nine months ended June 30, 2011 (table of results at end of release)

•	Revenue of $146.2 million, up 12.1% from $130.4 million for the same period last year.
•	Loan fees of $103.1 million, or 70.5% of total revenue, up 2.4% from $100.7 million or 77.2% of total revenue compared to the same period last year.
•	Record other revenue of $43.2 million, or 29.5% of total revenue up 45.5% from $29.7 million or 22.8% of total revenue in the same period last year.
•	Loan volumes of $619.7 million, up 11.3% from $556.6 million compared to the same period last year.
•	Branch operating income of $40.9 million, down 10.3% from $45.6 million for the same period last year.
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Diluted earnings per share before class action settlement costs and related taxes were $0.52 from $0.86 for the same period last year. Including these charges, diluted earnings per share was $0.40 per share compared to $0.75 per share in the same period last year.

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Our effective tax rate was 36.4% for the nine months ended June 30, 2011, compared to 33.7% for the same period last year. The effective tax rate is higher than the statutory tax rate of 28.6% due to a provision for certain prior year income matters.

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Net income before class action settlement costs and related taxes was $9.2 million, down from $15.1 million for the same period last year. Including these charges, net income of $7.0 million compared to $13.1 million in the same period last year.

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EBITDA adjusted for class action settlement costs was $21.5 million from $29.2 million for the same period last year. Including these charges, EBITDA of $18.3 million compared to $26.2 million for the same period last year.

•	Same branch revenues for the 445 locations open since October 1, 2009 decreased 1.0% to $276,900 from $279,700 for the same period last year.
•	Branch count was 582 up 38 net new branches from 544 at September 30, 2010.

"Third quarter overall revenue was up relative to the same period last year, with particularly strong performance achieved in the other revenue category, which has been an area of priority strategic focus for management.  Earnings were strong but decreased relative to the same period last year due to rate caps in regulated provinces and an increased drag on earnings due to the addition of 57 new branches over the past 12 months. We anticipate that earnings will increase as newer branches mature and this drag is reduced, and loan volumes and revenues from other products continue to increase. Over 50% of our branches are less than three years of age and have therefore not yet achieved a mature stage of development. There remains significant untapped customer penetration in the market and the revenue and earnings potential of our overall network remains significant," said Gordon J. Reykdal, Chairman and CEO.

Mr. Reykdal further added: "Our ongoing strategy to strengthen earnings of our existing network and to expand into underserved markets where revenue and margin potential are high. We have tested the U.K. market with 8 active branches. Despite earnings drag from newer branches added over the past 15 months in our Canadian operation, we are planning an accelerated expansion into the U.K.  We have continued to invest in operations management infrastructure to support this strategy. Earnings in the quarter were impacted by these forward looking investments. Other factors impacting earnings include costs associated with on-balance sheet lending and legal costs related to class action matters and trademark infringement issues."

Mr. Reykdal said: "A key component of our long-term business strategy has been product diversification.  This strategy has and should continue to help offset the decrease in revenue and earnings resulting from provincially regulated rate caps on payday loans.  In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Schedule 1 bank, we introduced a basic deposit account product. A new premium bank account that features unlimited free cheque cashing and free on-line bill payments was introduced in February 2011. Both types of account are insured by the Canada Deposit Insurance Corporation. On a national basis, consumer acceptance of both products has been high.  Over future periods, we will continue our focus on the development and roll-out of new products."

About Cash Store Financial

Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 574 branches across Canada under the banners:  Cash Store Financial and Instaloans. Cash Store Financial also operates eight branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers and lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Summary Financial Information

	Thousands of dollars, except for per share amounts and branch figures	Three Months Ended		Nine Months Ended
	Consolidated results	June 30 2011	June 30 2010	June 30 2011	June 30 2010
No. of branches	Canada	574	523	574	523
	United Kingdom	8	2	8	2
		582	525	582	525
	Loan volumes
	Loan fees included	$204,616	$205,659	$619,681	$556,590

	Revenue
	Loan fees	$33,944	$35,183	$103,071	$100,671
	Other income	15,767	12,153	43,170	29,709
		49,711	47,336	146,241	130,380

	Branch expenses
	Salaries and benefits	14,591	13,695	43,086	37,595
	Retention payments	6,774	5,833	20,541	16,133
	Selling, general and administrative	5,368	4,361	17,125	12,730
	Rent	4,589	3,790	13,560	10,595
	Advertising and promotion	1,312	1,171	4,041	3,254
	Provision for loan losses	662	200	1,979	302
	Depreciation of property and equipment	1,711	1,477	5,058	4,185
		35,007	30,527	105,390	84,794
	Branch operating income	14,704	16,809	40,851	45,586

	Regional expenses	4,069	3,638	11,982	9,427
	Corporate expenses	4,800	4,514	13,098	11,943
	Other depreciation and amortization	455	405	1,542	1,471
	Income before income taxes and class action settlements	5,380	8,252	14,229	22,745
	Class action settlements	3,206	100	3,206	2,915
	EBITDA *	4,547	10,325	18,307	26,243
	Net income and comprehensive income	$1,155	$5,476	$7,007	$13,142
	Weighted average number of shares outstanding - basic	17,339	17,012	17,207	16,873
	Basic earnings per share
	Income before class action settlement costs	$0.19	$0.33	$0.53	$0.86
	Net income and comprehensive income	$0.07	$0.32	$0.41	$0.78
	Diluted earnings per share
	Income before class action settlement costs	$0.19	$0.31	$0.52	$0.86
	Net income and comprehensive income	$0.07	$0.31	$0.40	$0.75
	Consolidated Balance Sheet Information
	Working capital	$16,434	$7,450	$16,434	$7,450
	Total assets	118,875	104,630	118,875	104,630
	Total long-term liabilities	9,212	4,298	9,212	4,298
	Total liabilities	31,751	27,638	31,751	27,638
	Shareholders' equity	$87,124	$76,992	$87,124	$76,992

*EBITDA - earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF") dated November 24, 2010 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy Bland, Chief Financial Officer, (780) 732-5683.

CO: The Cash Store Financial Services Inc.

CNW 17:49e 27-JUL-11